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                            May 24, 2021

       Emmanuel Hernandez
       Chief Financial Officer
       Rodgers Silicon Valley Acquisition Corp
       535 Eastview Way
       Woodside, CA 94062

                                                        Re: Rodgers Silicon
Valley Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 10, 2021
                                                            File No. 333-253976

       Dear Mr. Hernandez:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2021 letter.

       Amendment No. 1 to Form S-4

       Risk Factors, page 31

   1. We note your response comment 11 of our prior letter. Please include appropriate risk factor disclosure
regarding potential conflicts of interest of Mr. Reichow, who served as an advisor to RSVAC and
a board member of Enovix, and Mr. Schmitt, who served as an
                                                        advisor to RSVAC and an
officer of Enovix.
       RSVAC's Chief Executive Officer and Chairman of the Board has interests in, page 53

   2.                                                   Please disclose Mr.
Rodgers' ownership interest in Combined Entity.
 Emmanuel Hernandez
FirstName  LastNameEmmanuel     Hernandez
Rodgers Silicon Valley Acquisition Corp
Comapany
May        NameRodgers Silicon Valley Acquisition Corp
     24, 2021
May 24,
Page 2 2021 Page 2
FirstName LastName
Background of the Business Combination, page 81

3. We note your response to comment 20 of our prior letter. Please revise to identify the comparable companies discussed during negotiations. Please also elaborate on the differing viewpoints and counterpoints discussed at the various meetings.
4. We note your meeting on January 27, 2021. Please disclose the proposed valuation of
         Enovix, the methods and bases used towards the proposed Total Enterprise Value,
         comparable companies    valuations and other other analyses provided
by Oppenheimer.
5. Please elaborate on the nature of the discussions at the PIPE Financing meetings.
6. We note that the financial advisory services fees for Oppenheimer are contingent upon the business combination closing. Please disclose the amount of the advisory fees.
Projected Financial Information, page 92

7. We note your disclosure on page 95 that the financial projections are based on a variety of operational assumptions, including the number of battery cells sold and the average sales price and that key assumptions impacting the forecast include projected cost of material and manufacturing, research and development, selling, general and administrative expenses, capital expenditures and asset financing, among others. Please revise to describe such estimates and assumptions with greater specificity and quantify where practicable.
8. We note your disclosure that the projections on page 93 were prepared by Enovix. Please also include financial projections and assumptions prepared by RSVAC's management.
Material U.S. Federal Income Tax Considerations of the Business Combination, page 127

9. It appears from your revisions in response to comment 6 that you do not represent that the merger will be a taxable transaction. As a result, please file a tax opinion by amendment and include the opinion in the exhibit index. If counsel elects to file a short form tax opinion, both the opinion and the information in the joint proxy statement/prospectus must state clearly that the discussion in the joint proxy statement/prospectus constitutes counsel's opinion. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368 and remove language stating that it is intended that certain material tax consequences will apply. Refer to Item 601(b)(8) of
         Regulation S-K and to Section III of Staff Legal Bulletin No. 19 for guidance.
Information About Enovix, page 175

10. We note your response to comment 26 of our prior letter. Please revise to clarify the term of your Service Revenue Contracts, the time period to reach certain milestones and the termination rights of the parties.
 Emmanuel Hernandez
FirstName  LastNameEmmanuel     Hernandez
Rodgers Silicon Valley Acquisition Corp
Comapany
May        NameRodgers Silicon Valley Acquisition Corp
     24, 2021
May 24,
Page 3 2021 Page 3
FirstName LastName
        You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing